Exhibit 2

March 22, 2010

Board of Directors
Bancinsurance Corporation
250 East Broad Street
7th Floor
Columbus, Ohio 43215

Gentlemen:

I am pleased to inform you that an investor group organized and led by me (the “Investor Group”) is interested in acquiring all of the outstanding shares of common stock, without par value (the “Common Stock”), of Bancinsurance Corporation (the “Company”), other than those shares owned by the Investor Group.  The members of the Investor Group beneficially own, in the aggregate, approximately 74.17% of the outstanding shares of Common Stock.  The names of the members of the Investor Group are set forth on Schedule A to this letter.

We intend to effect the proposed transaction by forming an acquisition corporation which will be merged with the Company, pursuant to which the Company’s shareholders (other than the acquisition corporation) will receive $6.00 per share in cash.  We believe the price to be paid in this offer is fair to, and in the best interest of, Company shareholders other than members of the Investor Group.  This offer price represents premiums of approximately 20.0% and 17.9%, respectively, over the closing price and the 20-day volume-weighted average closing price of the Common Stock on March 19, 2010.  Moreover, in light of the limited trading market for the Common Stock and the lack of analyst and institutional investor interest in it, we believe the proposed transaction represents a particularly attractive opportunity for the Company’s public shareholders to receive liquidity for their shares.

Upon the completion of this transaction no shareholder of the Company (other than members of the acquisition corporation) would have an equity interest in the Company, and the Company’s shares would no longer be registered with the Securities and Exchange Commission.  The Company would no longer be a reporting company and would no longer have any public shareholders.

The transaction described in this letter is subject to the following terms and conditions:

1. Negotiation and execution of a mutually acceptable merger agreement with customary representations, warranties, covenants and conditions, including a requirement that the transaction fees and expenses of the Investor Group will be paid by the Company if the transaction is not consummated;

2. Approval of the merger and the merger agreement by a Special Committee of the Board of Directors of the Company (the “Special Committee”) consisting of directors who are not members of the Investor Group and the full Board of Directors and an affirmative recommendation of the merger to the shareholders of the Company by the Special Committee;

3. Receipt of all necessary government regulatory and third-party contractual approvals for the merger, including (if and to the extent necessary) review and approval by the Ohio Superintendent of Insurance and other state insurance regulatory authorities;

4. Completion by the Investor Group of satisfactory due diligence;

5. Approval of the transaction by such majority of the Company’s shareholders as may be necessary or advisable under applicable law and the Company’s constitutional documents; and

6. The absence of a material adverse change with respect to the Company.

No debt financing will be required for the Investor Group to consummate the transaction, and closing of the transaction will not be conditioned on the Investor Group obtaining financing.

As you consider this proposal, please be advised that the Investor Group is interested only in acquiring the publicly held Common Stock, and it will not sell its stake in the Company or consider any strategic transaction involving the Company that would reduce its ownership stake in the Company.

We request that the Board consider the foregoing proposal expeditiously. We understand that the Board has appointed the Special Committee, and that the Special Committee will review the proposal and report to the Board as to the fairness of the proposal.  To the extent it has not already done so, we encourage the Special Committee to retain its own counsel and financial advisors to assist it in these functions.

We will provide the Special Committee and its representatives with any information in our possession with respect to this proposal which the Special Committee reasonably requests, and we and our representatives will be available to meet with the Special Committee and its representatives to discuss this proposal further. Because of my familiarity with the Company, I believe that we will be in a position to finalize a merger agreement expeditiously.

We expect to make appropriate filings on Schedule 13D disclosing this proposal promptly after delivery of this letter.

No binding obligation on the part of the Company or the Investor Group will arise with respect to this proposal or any transaction unless a definitive merger agreement has been executed and delivered.

This proposal will remain open for the Board’s consideration until April 22, 2010, at which point it will expire without any further action.

The other members of the Investor Group and I thank you for considering our request and are available at your convenience if further discussion is needed.

Sincerely,

/s/ John S. Sokol
John S. Sokol

Schedule A

Falcon Equity Partners, L.P.
John S. Sokol
Barbara K. Sokol
James K. Sokol
Carla A. Sokol
Daniel J. Clark
Joseph E. LoConti
Edward Feighan
Charles Hamm
Matthew D. Walter